Exhibit 7.02
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                                February 27, 2007


Special Committee of the Board of Directors
EGL, Inc.
15350 Vickery Drive
Houston, TX 77032

Ladies and Gentlemen:

         I, together with affiliates of The Woodbridge Company Limited ("Woodbridge") and investment funds affiliated with Centerbridge Partners, L.P. ("Centerbridge" and collectively with Woodbridge, the "Sponsors"), am pleased to propose to acquire by merger for a purchase price of $36 in cash per share all of the outstanding common stock of EGL, Inc. (the "Company"). This proposal would provide shareholders the same consideration offered in the proposal to acquire the Company made on January 2, 2007, which constituted a 21% premium over the closing price of the Company's common stock on the last business day before such date.

         As before, I and members of the Company's senior management would participate in the proposed transaction by making a significant equity investment as well as continuing in our officer positions with the Company following the transaction. I would continue as Chairman and CEO following the transaction, and we also expect that the Company's key senior management team would remain in place. We clearly anticipate continuing to run the business in accordance with our current practice and maintaining the Company's valuable employee base, which we view as one of its most important assets.

         The transaction would be financed through a combination of equity from investment funds affiliated with the Sponsors and equity investments by myself and members of our senior management team and approximately $1.175 billion of debt financing to be arranged by Merrill Lynch, Pierce, Fenner & Smith Incorporated and The Woodbridge Company Limited.

         A draft merger agreement has been previously provided to you. We are also providing to you concurrently herewith forms of debt and equity commitment letters for amounts necessary to effect the transaction. The financing expiry dates in all of the commitment letters will correspond to the drop dead dates in the merger agreement. We are prepared to move very quickly to finalize the definitive transaction and related documents. We believe that we offer a high degree of closing certainty and that we are well positioned to negotiate and complete the transaction in an expedited manner. We do not anticipate that any regulatory approvals will be impediments to closing.

         Of course, no binding obligation on the part of the undersigned or the Company shall arise with respect to the proposal or any transaction unless or until a definitive merger agreement is satisfactory to all parties and recommended by the Special Committee and approved by the Board of Directors and is executed and delivered.

         Our entire team looks forward to working with the Special Committee and its legal and financial advisors to complete a transaction that is attractive to the Company's public shareholders. Should you have any questions, please contact us.

                                                Sincerely,


                                                /s/James R. Crane
                                                --------------------------------
                                                James R. Crane






THE WOODBRIDGE COMPANY LIMITED



By:/s/  Sarah K. Lerchs
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Name: Sarah K. Lerchs
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Title: Senior Counsel
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CENTERBRIDGE PARTNERS, L.P.



By: /s/Jason Mozingo
   ---------------------------------
Name: Jason Mozingo
      ------------------------------
Title: Authorized Signatory
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